January 4, 2013

Via EDGAR

United States Securities and Exchange Commission
Washington, DC 20549

Attention: Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Triple-S Management Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 14, 2012
File No. 001-33865

Dear Mr. Rosenberg:

We have received your comment letter dated December 19, 2012 regarding our Annual Report on Form 10-K for the year ended December 31, 2011. We appreciate your comments and include our response below.

Comment 1

Notes to Consolidated Financial Statements, Note 26. Statutory Accounting, page 64

1.	Please provide us proposed disclosure to be included in future filings to address the following:

•
Although you disclose on page 20 that you and your insurance subsidiaries currently meet and exceed the minimum capital requirements, disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

•	Clarify whether there is a difference between unassigned surplus and the capital and surplus disclosed in the table as well as capital and surplus as required by ASC 944-505-50-1.
•	Disclose the amounts of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.
•
Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Triple-S Management Corporation to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

Management response

We intend to include in future interim and annual filings, as appropriate, the following disclosure, which has been underlined to show those sections that have been revised from the disclosure contained in our Annual Report on Form 10-K for the year ended December 31, 2011.

Note 26. Statutory Accounting

TSS, AH, TSV and TPS (collectively known as the regulated subsidiaries) are regulated by the Commissioner of Insurance. The regulated subsidiaries are required to prepare financial statements using accounting practices prescribed or permitted by the Commissioner of Insurance, which ~~differ from~~ use a comprehensive basis of accounting other than GAAP. Specifically, the Commissioner of Insurance has adopted the NAIC’s Statutory Accounting Principles (NAIC SAP) as the basis of its statutory accounting practices, as long as they do not contravene the provisions of the Puerto Rico Insurance Code, its regulations and the Circular Letters issued by the Commissioner of Insurance. The Commissioner of Insurance may permit other specific practices that may deviate from prescribed practices and NAIC SAP. Statutory accounting principles that are established by state laws and permitted practices mandated by the Commissioner of Insurance may cause the statutory capital and surplus of the regulated subsidiaries to differ from that calculated under the NAIC SAP.

Jim B. Rosenberg
United States Securities and Exchange Commission
January 4, 2013

Prescribed statutory accounting practices in Puerto Rico allow TSP to disregard a deferred tax liability resulting from additions to the catastrophe loss reserve that would otherwise be required under NAIC SAP. Also, as of December 31, 2012, AH was permitted by the Commissioner of Insurance to present as an admitted asset certain receivables that remained uncollected for a period exceeding 90 days. The use of prescribed and permitted accounting practices, both individually and in the aggregate, did not change significantly the combined statutory capital and surplus that would have been reported following NAIC SAP, which as of December 31, 2012 is approximately x% lower than the combined reported statutory capital and surplus.

The regulated subsidiaries are required by the NAIC and the Commissioner of Insurance to submit risk-based capital (RBC) reports following the NAIC’s RBC Model Act and accordingly, are subject to certain regulatory actions if their capital levels do not meet minimum specific RBC requirements.  RBC is a method developed by the NAIC to determine the minimum amount of statutory capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The RBC is calculated by applying capital requirement factors to various assets, premiums and reserve items. The factor is higher for those items with greater underlying risk and lower for less risky items. The adequacy of an organization’s actual capital can then be measured by a comparison to its RBC as determined by the formula.

The RBC Model Act requires increasing degrees of regulatory oversight and intervention as an organization’s risk-based capital declines. The level of regulatory oversight ranges from requiring organizations to inform and obtain approval from the domiciliary insurance commissioner of a comprehensive financial plan for increasing its RBC, to mandatory regulatory intervention requiring an insurance company to be placed under regulatory control, in a rehabilitation or liquidation proceeding.

The Commissioner of Insurance adopted in 2009 an RBC policy that requires that the regulated entities maintain statutory reserves at or above the “Company Action Level,” which is currently equal to 200% of their RBC, in order to avoid regulatory monitoring and intervention.  In addition, at the time of adoption the Commissioner of Insurance established five-year gradual compliance provisions for those entities whose RBC was below the 200% requirement. As of December 31, 2012 all regulated subsidiaries comply with minimum statutory reserve requirements.

The following table sets forth the combined net admitted assets, ~~unassigned surplus~~ capital and surplus, RBC requirement, which is our statutory capital and surplus requirement, and net income for the regulated subsidiaries at December 31, 2012, 2011 and 2010:

(dollar amounts in millions)		2012	2011	2010

Net admitted assets	$	xx	$1,470	$1,347
Capital and surplus		xx	529	458
RBC requirement		xx	151	120
Net income		xx	73	58

Jim B. Rosenberg
United States Securities and Exchange Commission
January 4, 2013

As more fully described in note 19, a portion of the accumulated earnings and admitted assets of TSP are ~~also~~ restricted by the catastrophe loss reserve and the trust fund balance as required by the Insurance Code. The total catastrophe loss reserve and trust fund amounted to $xx,xxx and $xx,xxx as of December 31, 2012, respectively. The catastrophe loss reserve and trust fund balances were $37,818 and $37,544 as of December 31, 2011, respectively. In addition, the admitted assets of the regulated subsidiaries are restricted by the investments deposited with the Commissioner of Insurance to comply with requirements of the Insurance Code (see note 3).  Investments with an amortized cost of $x,xxx and $3,977 (fair value of $x,xxx and $4,057) at December 31, 2012 and 2011, respectively, were deposited with the Commissioner of Insurance. As a result, the combined restricted net assets for our regulated subsidiaries were $xx,xxx and $41,521 as of December 31, 2012 and 2011, respectively.

We also intend to include the following additional paragraph in an additional paragraph in Note 20 of our consolidated financial statements.

Note 20. Stockholders’ Equity

e.       Dividends

As a holding company, the Company’s most significant assets are the common shares of its subsidiaries.  The principal sources of funds available to the Company are rental income and dividends from its subsidiaries, which are used to fund our debt service and operating expenses.

The Company is subject to the provisions of the General Corporation Law of Puerto Rico, which restricts the declaration and payment of dividends by corporations organized pursuant to the laws of Puerto Rico.  These provisions provide that Puerto Rico corporations may only declare dividends charged to their retained earnings or, in the absence of retained earnings, net profits of the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The Company’s ability to pay dividends is dependent, among other factors, on its ability to collect cash dividends from its subsidiaries, which are subject to regulatory requirements, which may restrict their ability to declare and pay dividends or distributions.  In addition, an outstanding secured term loan restricts our ability to pay dividends in the event of default (see note 13).

The accumulated earnings of TSS, AH, TSV, and TSP are restricted as to the payment of dividends by statutory limitations applicable to domestic insurance companies. ~~Such limitations restrict the payment of dividends by insurance companies generally to unrestricted unassigned surplus funds reported for statutory purposes.~~ Under Puerto Rico insurance regulations, the regulated subsidiaries are permitted, without requesting prior regulatory approval, to pay dividends as long as the aggregated amount of all such dividends in any calendar year does not exceed the lesser of: (i) 10% of its surplus as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains).  Regulated subsidiaries will be permitted to pay dividends in excess of the lesser of such two amounts only if notice of its intent to declare such a dividend and the amount thereof is filed with the Commissioner of Insurance and such dividend is not disapproved within 30 days of its filing. As of December 31, 2012, the dividends permitted to be distributed in 2013 by the regulated subsidiaries without prior regulatory approval from the Commissioner of Insurance amounted to $xx.x million.

Jim B. Rosenberg
United States Securities and Exchange Commission
January 4, 2013

The Company has not declared any dividends subsequent to its IPO on December 7, 2007.

Triple-S Management Corporation (the Company) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any comments please do not hesitate to contact me at (787) 749-4949 extension 4531.  My fax number is (787) 749-4191.

Cordially,

/s/ Amílcar Jordán-Pérez

Amílcar Jordán-Pérez
Vice President and Chief Financial Officer
Triple-S Management Corporation